UNIVERSITY GENERAL HEALTH SYSTEM, INC.

7501 Fannin Street

Houston, TX 77054

713-375-7100

February 25, 2013

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

Mark Brunhofer
Senior Staff Accountant
Division of Corporation Finance

Christine Allen
Staff Accountant
Division of Corporation Finance

Re:	University General Health System, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed April 16, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 14, 2012
File No. 000-54064

Ladies and Gentlemen:

Reference is made to the comment letter dated December 21, 2012 (“Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) setting forth the staff’s comments on the following documents filed by University General Health System, Inc. (“University General Health System, Inc.” or the “Company”) with the Commission.

The Company’s response to each item of the Comment Letter is set forth below opposite the number and bullet point corresponding to such item in the Comment Letter.

Form 10-K for the year ended December 31, 2011

Reports of Independent Registered Certified Public Accounting Firm, pages F-2 and F-3

1.	We acknowledge your response to comment 1. Your response does not represent that you will indicate on the cover page of your upcoming Forms 10-K and 10-Q that you have not filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934. Please make this representation in your response.

Securities and Exchange Commission

February 25, 2013

The Company will indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

2.	Regarding your response to comment 1, there appears to be a period when the Company had two auditors since you dismissed UHY LLP on June 15, 2011 and Moss, Krusick & Associates, LLC was engaged before the reverse acquisition on March 9, 2011. As there appears to be an overlapping period where you had two auditors, please explain to us the role of your new auditor during this period and why UHY LLP performed the 2010 audit as evidenced by their report dated June 13, 2011. Please explain to us the timeline of the dismissal of your former auditor and the hiring of your new auditor in greater detail.

Response: In March 2011, the Company’s former directors (i.e., prior to the closing of the reverse acquisition), engaged Moss Krusick & Associates, LLC (“MKA”) without input or direction of the Company’s current board of directors. The primary role of MKA at this time was to complete the Company’s past due Forms 10-K and 10-Q for periods during 2010. After the completion of the reverse acquisition, the Company’s new management team determined that replacing MKA with another firm would have delayed the process of completing these forms. As a result, MKA remained to complete these reports. In January 2011, the Company engaged UHY LLP (“UHY”) to perform the audit of the 2009 and 2010 combined financial statements of University General Hospital LP (“UGHS LP”) and University Hospital Systems, LLP (“UHS LLP”). After UHY’s completion of these audits, the Company dismissed UHY on January 15, 2011 and continued to retain MKA to be the Company’s independent auditor for the foreseeable future.

3.	Please revise your proposed Item 4.01 Form 8-K filing provided in response to comment 1 to address the following items:

•

In the first paragraph of section (a) you indicate that you dismissed UHY effective June 15, 2011. To the extent that you informed UHY of your intent to dismiss them on June 15, 2011 before that date, revise your disclosure to indicate when you communicated that decision to UHY.

Response: The requested revisions are set forth in the last sentence of the first paragraph of section (a).

•

Revise the second paragraph of section (a) to indicate whether there were any disagreements or reportable events with UHY during 2009 as required by Item 304(a)(1) of Regulation S-K. In this regard, the reporting requirement for the two most recent fiscal years and any subsequent interim period relates to the date of the event reported in Item 4.01, not the date that you file the report.

Response: The requested revisions are reflected in the first sentence of the second paragraph of section (a).

Securities and Exchange Commission

February 25, 2013

•	Revise the third paragraph of section (a) to discuss the audit report of UHY for the 2009 audit.

Response: The requested revisions are reflected in the first sentence of the third paragraph of section (a).

Form 10-Q for the quarterly period ended June 30, 2012

Notes to Consolidated Financial Statements

Note 10 – Equity

Notes to Consolidated Financial Statements

Note 10 – Equity

Preferred Stock, page 26

4. We acknowledge your November 5, 2012 response to the first and second bullet points of Comment 7. Please address the following comments:

•

Please tell us how you allocated the proceeds of your May 2012, Series C preferred stock private placement to the Series C preferred stock, the bifurcated embedded conversion feature, the Series C warrants and the placement agent warrants. In your response, please tell us the fair value of each component on the issuance date and how you allocated the proceeds on that date. Reference for us the authoritative literature you relied upon to support your accounting

•

Please tell us why the 1,605,828 warrants issued to the placement agent appear, based on disclosure on page 26 of your September 30, 2012 Form 10-Q, to be valued at issuance at $341,440 or $0.213 per warrant when the 19,090,909 Series C warrants appear to be valued at $2,974,238 or only $0.156 per warrant.

•

Please provide us proposed revised disclosure to be included in future filings that clearly indicates that the “Preferred C Shares” derivative liability you record is the embedded conversion feature that is bifurcated and your basis for doing so.

Securities and Exchange Commission

February 25, 2013

Response:

•

On May 2, 2012, the Company issued Series C Preferred Stock and Warrants to investors. Because the instrument contained anti-dilution provisions that allow for a reduction on the conversion price and exercise price in the event of a future financing at an exercise price lower than the conversion price of the Preferred Stock and Warrants, the Company accounted for these features as derivative liabilities. On May 2, 2012, the Company valued the embedded conversion option, investor warrants and placement warrants utilizing a binomial option pricing model. The Company accounted for the fair value as follows:

Fair Value at Issuance Date

Conversion Feature	$2,542,423
Warrants	2,527,683
Placement Warrants	88,469

Total Fair Market Value	$5,158,575

At issuance, the Company recorded the $5,158,575 derivative liability by allocating $5,070,106 as an expense to other income/expense called “Direct Investor Expense” on the Company’s Consolidated Statement of Operations. In addition, the Company recorded the fair value of the placement warrants of ($88,469) as a contra temporary equity account and will accrete the expense to the statement of operations over two years. The Company believes it accounted for these features in accordance with the Derivatives Implementation Group Issue No. B6.

At each balance sheet date, the Company, in accordance with ASC 815-40-15, will mark the derivative liability to market and will record through the statement of operations as a change in fair market value of the derivative liabilities.

•	The Company believes its analysis of the 1,605,828 is incorrect. On May 2, 2012, the Company initially recorded the value of the 605,818 placement agent warrants at $0.146/share.

On September 29, 2012, the Company issued additional warrants to a strategic partner. The warrants contained similar features that were assessed and accounted for as a derivative liability. These warrants were issued at a fair market value of $0.253/share.

On September 30, 2012, all derivative liabilities were marked to market and the derivative liability increased due to an increased valuation due to an increase in the trading price of the Company’s common stock (one of the key drivers of management’s mark to market assumptions).

•	The Company intends to use the following statement in future disclosure to describe the derivative liability:

“Because the instrument contained anti-dilution provisions that allow for a reduction on the conversion price and exercise price in the event of a future financing at an exercise price lower than the conversion price of the Preferred Stock and Warrants, the Company accounted for these features as derivative liabilities. The Company concluded that since these provisions are not indexed to the Company’s own stock, the provisions are precluded from equity classification.”

Securities and Exchange Commission

February 25, 2013

5. We acknowledge your November 5, 2012 response to the third primary bullet point of comment 7. Please explain to us how you applied the guidance from SAB 5:Q. In your response, please tell us the amount, if any, of the proceeds allocated to the Series C preferred stock and clarify how you recorded the effect of the increasing dividend rate at June 30, 2012 and September 30, 2012. Also, please clarify how you accrete the carrying value of this preferred stock to its redemption value.

Response:

The Company initially recorded the Preferred Stock at fair market value on date of issuance in accordance with SAB 5:Q. Fair value was calculated by analyzing the redemption value, the 25% dividend rate and the 2 year period utilized to ramp up to the final dividend rate.

The Company is accreting, the difference of the fair value and redemption value over the period preceding the final perpetual dividend, by charging imputed dividend cost against retained earnings and increasing the carrying amount of the preferred stock by the corresponding amount. The Discount at issuance was computed as the present value of the difference between the dividends that will be payable and the final perpetual dividend amount in the future, discounted at a market rate for dividend yield on preferred stocks that are comparable.

The following is a summary:

Initial recognition of preferred stock at issuance	$3,808,000
Discount associated with increasing rate dividend	(825,777)

Initial carrying value of preferred stock	2,982,223
Placement warrants – fair value	(88,469)

Initial Carrying value at issuance	$2,893,754

6. We acknowledge your November 5, 2012 response to the sixth and seventh primary bullet points of comment 7 that the warrants issued to your placement agent are the same as those issued on May 2, 2012 to investors. Please provide us with proposed disclosure to be included in future filings that clarifies why your Series C warrants and the placement agent warrants are recorded as derivatives. In this regard, please clarify that the down-round protections you disclose cause the warrants to not be indexed solely to your stock and therefore are precluded from equity classification.

Securities and Exchange Commission

February 25, 2013

Response:

The Company intends to include the following language in disclosures:

“Because the Series C warrants and placement warrants contain anti-dilution provisions that allow for a reduction on the exercise price in the event of a future financing at an exercise price lower than the exercise price of the instruments, the Company accounted for these features as derivative liabilities. The Company concluded that since these provisions are not indexed to the Company’s own stock, the provisions are precluded from equity classification.”

In providing the foregoing responses, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments concerning this letter to Company’s Chief Financial Officer, Michael L. Griffin (at 713-375-7005) or to the Company’s General Counsel, Edward T. Laborde, Jr. (at 713-375-7106).

Very truly yours,

/s/ Michael L. Griffin
Michael L. Griffin
Chief Financial Officer

/s/ Edward T. Laborde, Jr.
Edward T. Laborde, Jr.
General Counsel

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (D)

of the

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 8, 2013

Commission File Number 000-54064

University General Health System, Inc.

(Exact Name of Registrant as Specified in Charter)

Nevada	71-0822436
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

7501 Fannin Street

Houston, Texas 77054

(713) 375-7100

(Telephone number, including area code of agent for service)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.02	Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Report

This Amendment No. 2 on Form 8-K/A is being filed by University General Health System Inc. (the “Company”) with the Securities and Exchange Commission (“SEC”) to amend its Current Report on Form 8-K originally filed with the SEC on November 9, 2012 and then amended on November 14, 2012. The Company, based on the recommendation of management, concluded on March 8, 2013 that the previously issued consolidated financial statements of the Company for the quarters ended June 30, 2012 and September 30, 2012 should not be relied upon because of errors in accounting for Series C Variable Rate Convertible Preferred Stock and the related common stock warrants. The errors identified are discussed below.

The Company anticipates that, at a minimum, it will:

(i)	Restate the accounting of the May 2, 2011 Series C Variable Rate Convertible Preferred Stock and the related common stock warrants; management has identified embedded derivatives within the provisions of the instruments and will record such derivatives at fair market value. The warrants and conversion features related to preferred stock do not have readily determinable fair values and therefore require significant management judgment and estimation. The Company used the Binomial pricing model to estimate the fair value of warrant and preferred stock conversion features at the end of each applicable reporting period. Changes in the fair value of these derivatives during each reporting period are included in the statement of operations. Inputs into the Binomial pricing model require estimates, including such items as estimated volatility of the Company’s stock, risk-free interest rate and the estimated life of the financial instruments being fair valued.

(ii)	The Company issued preferred stock and a common stock warrant, which are classified in temporary equity on the Consolidated Balance Sheets. The preferred stock had similar characteristics of an “Increasing Rate Security” as described by Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Topic 5Q, Increasing Rate Preferred Stock. Discounts on the increasing rate preferred stock are amortized over the expected life of the preferred stock (4 years), by charging imputed dividend cost against retained earnings and increasing the carrying amount of the preferred stock by a corresponding amount. The discount at the time of issuance is computed as the present value of the difference between dividends that will be payable in future periods and the dividend amount for a corresponding number of periods, discounted at a market rate for dividend yield on comparable securities. The amortization in each period is the amount which, together with the stated dividend in the period, results in a constant rate of effective cost with regard to the carrying amount of the preferred stock.

At issuance, the Company recorded the $5,158,575 derivative liability by allocating $4,701,289 as an expense to other income/expense called “Direct Investor Expense” on the Company’s Consolidated Statement of Operations. In addition, the Company recorded the fair value of the placement warrants ($88,469) as a contra temporary equity account and will accrete the expense to the statement of operations over two years. The Company believes they accounted for these features in accordance with the Derivatives Implementation Group Issue No. B6. During September 30, 2012, the Company recorded additional $857,674 to Direct Investor Expense due to greenshoe exercises.

(iii)	Restate the Company’s earnings per share disclosures to accurately reflect the impact of the Series C Variable Rate Convertible Preferred Stock and Warrant issuance.

The necessary adjustments to the Company’s Unaudited Consolidated Balance Sheet and Unaudited Consolidated Statement of Income are summarized in the tables below. The adjustments necessary to correct the errors had no effect on reported cash flow from operations:

	As of June 30, 2012
			As Previously
	As Previously		Reported per
	Reported per		8K/A filed on
	second quarter	Adjustments	11/14/2012	Adjustments	As Restated
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$475,885	$—	$475,885	$—	$475,885
Accounts receivable, less allowance for doubtful accounts of $10,184,800 and $7,070,327	17,175,814	—	17,175,814	—	17,175,814
Inventories	1,878,266	—	1,878,266	—	1,878,266
Receivables from related parties	1,084,021	—	1,084,021	—	1,084,021
Prepaid expenses and other assets	1,315,319	—	1,315,319	—	1,315,319

Total Current Assets	21,929,305	—	21,929,305	—	21,929,305
Long-Term Assets
Investments in unconsolidated affiliates	767,323	—	767,323	—	767,323
Property, equipment and leasehold improvements, net	66,841,636	—	66,841,636	—	66,841,636
Intangible assets, net	7,198,000	—	7,198,000	—	7,198,000
Goodwill	28,900,818	—	28,900,818	—	28,900,818
Other non-current assets, net	1,883,224	—	1,883,224	—	1,883,224

Total Long-Term Assets	105,591,001		105,591,001		105,591,001

Total Assets	$127,520,306	$—	$127,520,306	$—	$127,520,306

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$10,535,040	$50,773	$10,585,813	$—	$10,585,813
Payables to related parties	2,089,287	—	2,089,287	—	2,089,287
Accrued expenses	5,339,916	—	5,339,916	—	5,339,916
Accrued acquisition cost	521,401	—	521,401	—	521,401
Taxes payable	5,149,799	—	5,149,799	—	5,149,799
Income tax payable	3,840,809	—	3,840,809	—	3,840,809
Deferred revenue	248,954	—	248,954	—	248,954
Lines of credit	8,451,025	—	8,451,025	—	8,451,025
Notes payable, current portion	25,528,386	—	25,528,386	—	25,528,386
Notes payable to related parties, current portion	2,164,527	—	2,164,527	—	2,164,527
Capital lease obligations, current portion	4,633,186	—	4,633,186	—	4,633,186
Capital lease obligations to related party, current portion	253,397	—	253,397	—	253,397
Derivative liability	—	4,242,042	4,242,042	—	4,242,042

Total Current Liabilities	68,755,727	4,292,815	73,048,542	—	73,048,542
Long-Term Liabilities
Notes payable, less current portion	13,707,523	—	13,707,523	—	13,707,523
Notes payable to related parties, less current portion	—	—	—	—	—
Capital lease obligations, less current portion	331,153	—	331,153	—	331,153
Capital lease obligations to related party, less current portion	30,671,750	—	30,671,750	—	30,671,750

Total Long-Term Liabilities	44,710,426	—	44,710,426	—	44,710,426
Total liabilities	113,466,153	4,292,815	117,758,968	—	117,758,968
Commitments and contingencies
Series C, convertible preferred stock, $0.001 par value, 20,000,000 shares authorized, 3,808 shares issued and outstanding, ($1,000 stated value)		3,388,074	3,388,074	(783,952)	2,604,122
Shareholders’ Equity (Deficit)
Preferred, par value $0.001, 20,000,000 shares authorized, Preferred stock Series B—3,000 shares issues and outstanding	3	—	3	—	3
Preferred stock Series C, convertible preferred stock—3,808 shares issues and outstanding	4	(4)	—	—	—
Common stock, par value $0.001, 480,000,000 shares authorized, 324,326,655 shares issued and outstanding	324,326	—	324,326	—	324,326
Additional paid-in-capital	58,900,069	(4,031,004)	54,869,065	444,842	55,313,907
Shareholders’ receivables	(2,409,069)	—	(2,409,069)	—	(2,409,069)
Accumulated deficit	(47,883,491)	(3,649,881)	(51,533,372)	339,110	(51,194,262)

Total shareholders’ equity (deficit)	8,931,842	(7,680,889)	1,250,953	783,952	2,034,905
Noncontrolling interest	5,122,311	—	5,122,311	—	5,122,311

Total Equity (Deficit)	14,054,153	(7,680,889)	6,373,264	783,952	7,157,216

Total Liabilities and Shareholders’ Equity (Deficit)	$127,520,306	$—	$127,520,306	$—	$127,520,306

	Three Months Ended June 30, 2012
			As
	As Previously		Previously
	Reported per		8K/A filed
	Second		on
	Quarter	Adjustments	11/14/2012	Adjustments	As Restatement
Revenues
Patient service revenues, net of contractual adjustments	$29,309,857	$—	29,309,857	$—	29,309,857
Provision for doubtful accounts	(2,790,920)	—	(2,790,920)	—	(2,790,920)

Net patient service revenue less provision for bad debts	26,518,937	—	26,518,937	—	26,518,937
Senior living revenues	1,908,425	—	1,908,425	—	1,908,425
Support services revenues	395,364	—	395,364	—	395,364
Other revenues	250,351	—	250,351	—	250,351

Total revenues	29,073,077	—	29,073,077	—	29,073,077
Operating expenses
Salaries, wages and benefits	8,735,661	—	8,735,661	—	8,735,661
Medical supplies	3,859,736	—	3,859,736	—	3,859,736
Management fees (includes related party fees of $0 for each of the three months ended and $0 and $461,814 for the six months ended)	—	—	—	—	—
General and administrative expenses (includes related party expenses of $377,030 and $1,621,953 for the three months ended and $681,643 and $3,369,262 for the six months ended)	7,667,311	—	7,667,311	—	7,667,311
Gain on extinguishment of liabilities	(2,806,787)	—	(2,806,787)	—	(2,806,787)
Depreciation and amortization (includes related party expenses of $171,290 for each of the three months ended and $342,580 for each of the six months ended)	1,769,920	—	1,769,920	—	1,769,920

Total operating expenses	19,225,841	—	19,225,841	—	19,225,841

Operating income	9,847,236	—	9,847,236	—	9,847,236
Other income (expense)
Interest expense, net of interest income of $20,000 and $0 for the three months ended and $40,000 and $0 for the six months ended (includes related party interest expense $583,715 and $631,493 for the three months ended and $1,162,750 and $1,288,381 for the six months ended)	(1,385,335)	—	(1,385,335)	—	(1,385,335)
Other income	—	—	—	—	—
Direct invetor expense			—	(4,701,289)	(4,701,289)
Derivative expense	—	(1,262,106)	(1,262,106)	1,262,106	—
Change in fair market value liability	—	916,533	916,533	—	916,533

Income (loss) before income tax	8,461,901	(345,573)	8,116,328	(3,439,183)	4,677,145
Income tax expense	3,407,131	—	3,407,131	—	3,407,131

Income (loss) before noncontrolling interest	5,054,770	(345,573)	4,709,197	(3,439,183)	1,270,014
Net income attributable to noncontrolling interests	30,018	—	30,018	—	30,018

Net income (loss) attributable to the Company	$5,084,788	$(345,573)	$4,739,215	$(3,439,183)	$1,300,032

Less: Dividend-Convertible Preferred C Stock	—	(50,773)	(50,773)	—	(50,773)
Less: Deemed dividend-Convertible Preferred C Stock	—	(3,845,034)	(3,845,034)	3,778,293	(66,741)

Net income attributable to common shareholders	$5,084,788	$(4,241,380)	$843,408	$339,110	$1,182,518

Net income attributable to common shareholders:
Basic and diluted income per share data
Basic earnings per common share	$0.02		$0.00		$0.00

Basic weighted average shares outstanding	309,510,470		309,510,470		309,510,470

Diluted earnings per common share	$0.02		$0.00		$0.00

Diluted weighted average shares outstanding	326,817,830		344,731,008		344,731,008

	Six Months Ended June 30, 2012
			As
	As Previously		Previously
	Reported per		8K/A filed
	Second		on
	Quarter	Adjustments	11/14/2012	Adjustments	As Restatement
Revenues
Patient service revenues, net of contractual adjustments	$47,324,501	$—	47,324,501	$—	47,324,501
Provision for doubtful accounts	(4,187,831)	—	(4,187,831)	—	(4,187,831)

Net patient service revenue less provision for bad debts	43,136,670	—	43,136,670	—	43,136,670
Senior living revenues	3,776,858	—	3,776,858	—	3,776,858
Support services revenues	879,064	—	879,064	—	879,064
Other revenues	367,540	—	367,540	—	367,540

Total revenues	48,160,132	—	48,160,132	—	48,160,132
Operating expenses
Salaries, wages and benefits	17,017,652	—	17,017,652	—	17,017,652
Medical supplies	6,791,861	—	6,791,861	—	6,791,861
Management fees (includes related party fees of $0 for each of the three months ended and $0 and $461,814 for the six months ended)	—	—	—	—	—
General and administrative expenses (includes related party expenses of $377,030 and $1,621,953 for the three months ended and $681,643 and $3,369,262 for the six months ended)	11,894,814	—	11,894,814	—	11,894,814
Gain on extinguishment of liabilities	(2,903,526)	—	(2,903,526)	—	(2,903,526)
Depreciation and amortization (includes related party expenses of $171,290 for each of the three months ended and $342,580 for each of the six months ended)	3,495,093	—	3,495,093	—	3,495,093

Total operating expenses	36,295,894	—	36,295,894	—	36,295,894

Operating income	11,864,238	—	11,864,238	—	11,864,238
Other income (expense)
Interest expense, net of interest income of $20,000 and $0 for the three months ended and $40,000 and $0 for the six months ended (includes related party interest expense $583,715 and $631,493 for the three months ended and $1,162,750 and $1,288,381 for the six months ended)	(2,823,300)	—	(2,823,300)	—	(2,823,300)
Other income	11,583	—	11,583	—	11,583
Direct invetor expense	—	—	—	(4,701,289)	(4,701,289)
Derivative expense	—	(1,262,106)	(1,262,106)	1,262,106	—
Change in fair market value liability	—	916,533	916,533	—	916,533

Income (loss) before income tax	9,052,521	(345,573)	8,706,948	(3,439,183)	5,267,765
Income tax expense	3,506,131	—	3,506,131	—	3,506,131

Income (loss) before noncontrolling interest	5,546,390	(345,573)	5,200,817	(3,439,183)	1,761,634
Net income attributable to noncontrolling interests	27,835	—	27,835	—	27,835

Net income (loss) attributable to the Company	$5,574,225	$(345,573)	$5,228,652	$(3,439,183)	$1,789,469

Less: Dividend-Convertible Preferred C Stock	—	(50,773)	(50,773)	—	(50,773)
Less: Deemed dividend-Convertible Preferred C Stock	—	(3,845,034)	(3,845,034)	3,778,293	(66,741)

Net income attributable to common shareholders	$5,574,225	$(4,241,380)	$1,332,845	$339,110	$1,671,955

Net income attributable to common shareholders:
Basic and diluted income per share data
Basic earnings per common share	$0.02		$0.00		$0.01

Basic weighted average shares outstanding	296,475,348		296,475,348		296,475,348

Diluted earnings per common share	$0.02		$0.00		$0.01

Diluted weighted average shares outstanding	313,782,708		331,695,886		331,695,886

	As of September 30, 2012
	As Previously
	Reported	Adjustments	Restated
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$5,342,072	$—	$5,342,072
Accounts receivable, less allowance for doubtful accounts of $13,692,865 and $7,070,327	23,442,899	—	23,442,899
Inventories	1,493,096	—	1,493,096
Receivables from related parties	—	—	—
Prepaid expenses and other assets	3,997,465	—	3,997,465

Total Current Assets	34,275,532	—	34,275,532
Long-Term Assets
Investments in unconsolidated affiliates	847,323	—	847,323
Property, equipment and leasehold improvements, net	67,993,247	—	67,993,247
Intangible assets, net	6,282,500	—	6,282,500
Goodwill	28,974,185	—	28,974,185
Other non-current assets, net	2,304,228	—	2,304,228

Total Long-Term Assets	106,401,483	—	106,401,483

Total Assets	$140,677,015	$—	$140,677,015

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$10,032,820	$—	$10,032,820
Payables to related parties	2,155,945	—	2,155,945
Accrued expenses	4,226,512	—	4,226,512
Accrued acquisition cost	521,401	—	521,401
Taxes payable	3,640,381	—	3,640,381
Income tax payable	6,112,440	—	6,112,440
Deferred revenue	264,705	—	264,705
Lines of credit	—	—	—
Notes payable, current portion	21,483,002	—	21,483,002
Notes payable to related parties, current portion	2,170,143	—	2,170,143
Capital lease obligations, current portion	2,491,850	—	2,491,850
Capital lease obligations to related party, current portion	257,713	—	257,713
Derivative liability	10,569,206	—	10,569,206

Total Current Liabilities	63,926,118	—	63,926,118
Long-Term Liabilities
Lines of credit, less current portion	12,269,000	—	12,269,000
Notes payable, less current portion	21,342,197	—	21,342,197
Notes payable to related parties, less current portion	—	—	—
Capital lease obligations, less current portion	240,945	—	240,945
Capital lease obligations to related party, less current portion	30,609,920	—	30,609,920

Total Long-Term Liabilities	64,462,062	—	64,462,062
Total Liabilities	128,388,180	—	128,388,180
Commitments and contingencies
Series C, convertible preferred stock, $0.001 par value, 20,000,000 shares authorized, 4,200 shares issued and outstanding, ($1,000 stated value)	3,797,633	(779,420)	3,018,213
Shareholders’ Equity and (Deficit)
Preferred, par value $0.001, 20,000,000 shares authorized, Preferred stock Series B—3,000 shares issued and outstanding	3	—	3
Common stock, par value $0.001, 480,000,000 shares authorized, 325,654,031 shares issued and outstanding	325,653	—	325,653
Additional paid-in-capital	55,178,809	444,842	55,623,651
Shareholders’ receivables	(2,429,069)	—	(2,429,069)
Accumulated deficit	(49,677,189)	334,578	(49,342,611)

Total shareholders’ equity (deficit)	3,398,207	779,420	4,177,627
Noncontrolling interest	5,092,995	—	5,092,995

Total equity (deficit)	8,491,202	779,420	9,270,622

Total Liabilities and Shareholders’ Equity (Deficit)	$140,677,015	$—	$140,677,015

	Three Months Ended September 30, 2012			Nine Months Ended September 30, 2012
	As Previously			As Previously
	Reported	Adjustments	Restatement	Reported	Adjustments	Restatement
Revenues
Patient service revenues, net of contractual adjustments	$35,351,438	$—	35,351,438	$82,675,939	$—	82,675,939
Provision for doubtful accounts	(3,494,644)	—	(3,494,644)	(7,682,475)	—	(7,682,475)

Net patient service revenue less provision for bad debts	31,856,794	—	31,856,794	74,993,464	—	74,993,464
Senior living revenues	1,969,785	—	1,969,785	5,746,643	—	5,746,643
Support services revenues	702,542	—	702,542	1,581,606	—	1,581,606
Other revenues	1,491,270	—	1,491,270	1,858,810	—	1,858,810

Total revenues	36,020,391	—	36,020,391	84,180,523	—	84,180,523
Operating expenses
Salaries, wages and benefits	10,448,799	—	10,448,799	27,466,450	—	27,466,450
Medical supplies	4,820,777	—	4,820,777	11,612,638	—	11,612,638
Management fees (includes related party fees of $0 for each of the three months ended and $0 and $461,814 for the nine months ended)	—	—	—	—	—	—
General and administrative expenses (includes related party expenses of $372,697 and $1,434,662 for the three months ended and $1,054,340 and $4,129,789 for the nine months ended)	7,222,741	—	7,222,741	19,117,554	—	19,117,554
Gain on extinguishment of liabilities	(618,353)	—	(618,353)	(3,521,879)	—	(3,521,879)
Depreciation and amortization (includes related party expenses of $171,290 for each of the three months ended and $513,870 for each of the nine months ended)	2,443,747	—	2,443,747	5,938,840	—	5,938,840

Total operating expenses	24,317,711	—	24,317,710	60,613,603	—	60,613,603

Operating income	11,702,680	—	11,702,681	23,566,920	—	23,566,920
Other income (expense)
Interest expense, net of interest income of $20,000 each of the three months ended and $60,000 each for the nine months ended (includes related party interest expense $571,394 and $641,293 for the three months ended and $1,734,144 and $1,815,568 for the nine months ended)	(1,363,821)	—	(1,363,821)	(4,187,121)	—	(4,187,121)
Other income	—	—	—	11,583	—	11,583
Direct investor expense	—	(857,674)	(857,674)	—	(5,558,963)	(5,558,963)
Derivative expense	(508,681)	508,681	—	(1,770,787)	1,770,787	—
Change in fair value of derivatives	(5,173,513)	—	(5,173,513)	(4,256,980)	—	(4,256,980)

Income before income tax	4,656,665	(348,993)	4,307,673	13,363,615	(3,788,176)	9,575,439
Income tax expense	2,271,631	—	2,271,631	5,777,762	—	5,777,762

Income before noncontrolling interest	2,385,034	(348,993)	2,036,042	7,585,853	(3,788,176)	3,797,677
Net income (loss) attributable to noncontrolling interests	212,131	—	212,131	239,966	—	239,966

Net income attributable to the Company	$2,597,165	$(348,993)	$2,248,173	$7,825,819	$(3,788,176)	$4,037,643

Less: Dividend-Convertible Preferred C Stock	(129,547)	—	(129,547)	(129,547)	—	(129,547)
Less: Deemed dividend-Convertible Preferred C Stock	(504,946)	504,946	—	(4,349,980)	4,122,754	(227,226)

Net income attributable to common shareholders	$1,962,672	$155,953	$2,118,626	$3,346,292	$334,578	$3,680,870

Basic and diluted income per share data:
Basic earnings per common share	$0.01		$0.01	$0.01		$0.01

Basic weighted average shares outstanding	325,144,781		325,144,781	306,101,581		306,101,581

Diluted earnings per common share	$0.01		$0.01	$0.01		$0.01

Diluted weighted average shares outstanding	364,932,417		364,932,417	345,889,217		345,889,217

The Board of Directors, the Company’s management and independent registered public accounting firm have discussed the matters disclosed in this Amendment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

University General Health System, Inc.

Date: March , 2013	By:	/s/ Hassan Chahadeh, M.D.
Name: Hassan Chahadeh, M.D. Title: Chief Executive Office